Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

The following are the subsidiaries of American Science and Engineering, Inc. as of March 31, 2011 and the states or jurisdictions in which they are organized.

State or Jurisdiction
Name	of Entity
AS&E Global, Inc.	Massachusetts
AS&E Mexico Detection Systems S de RL de CV	Mexico
AS&E Brasil Sistemas de Deteccao e Segurancca LTDA	Brazil
AS&E Europe, B.V.	Netherlands
Global International Holding, Inc.	Delaware
AS & E (Hong Kong) Limited	Hong Kong
AS & E Detection Systems Pte. Ltd.	Singapore